T.K. Parthasarathy, et al. (incl. Woodbury) v. T. Rowe Price International Funds, Inc., et al.

On September 16, 2003, a purported class action (Woodbury v. T. Rowe Price International Funds, Inc.) was filed in the Circuit Court, Third Judicial Circuit, Madison County, Illinois, against T. Rowe Price International, Inc. and the T. Rowe Price International Funds, Inc. Two unrelated fund groups were also named as defendants. The basic allegations in the complaint are that the T. Rowe Price defendants do not make appropriate value adjustments to the foreign securities of the T. Rowe Price International Stock Fund prior to calculating the Fund's daily share prices, thereby allegedly enabling market timing traders to trade the Fund at the expense of long-term shareholders.

An opinion by the Seventh Circuit U.S. Court of Appeals (Kircher v. Putnam Funds) involving fair value/market timing lawsuits held that the Securities Litigation Uniform Standards Act of 1998 ("SLUSA") blocks class action claims involving covered securities (which includes mutual funds) based on state law from being pursued in either state or federal court. In light of this opinion, we removed this case to the Federal District Court and moved to dismiss the complaint. On May 27, 2005, the Court dismissed the lawsuit with prejudice. The Plaintiffs appealed the dismissal of this case and several other related cases. The U.S. Supreme Court recently issued a significant and favorable ruling in an appeal of an identical issue from the Second Circuit Court of Appeals (Dabit case), which held that SLUSA applies not only to purchasers and sellers of securities, but also to holders of covered securities. On June 15, 2006, the Supreme Court ruled in the Kircher case that an order of remand by a federal judge to a state court is not appealable. The Seventh Circuit Court of Appeals has remanded our case, along with the other similar "stale pricing" cases, to the state court in Madison County, Illinois. We have removed the case to federal court, and the plaintiffs have again filed a motion to remand the case to state court.

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